Exhibit 99.1

Quarterly Activities Report: July – September 2022

Successfully listed on NASDAQ; expanding operations in the USA; executing on strategy

Key Highlights

●	Israel Minister Of Defense to use Mobilicom’s SkyHopper COMBO for its small drone fleet

●	Confirmed order backlog of A$790,000 for delivery in 2022 and Q1 FY22

●	Awarded new A$408,000 Space Florida R&D grant

●	Launched SkyHopper Micro designed to enable mass deployment of small drone fleets

●	Commenced trading on NASDAQ following A$19.2 million initial public offering, expanding operations in the world’s largest drone market

●	Cash balance of A$22.2 million as of September 30, 2022

SHOHAM, Israel, Oct. 31, 2022 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, ASX: MOB) is pleased to provide this activity update for the quarter ended September 30, 2022 (Q3 FY22), along with the Company’s Appendix 4C cash flow report.

Operational Overview

During the third quarter, Mobilicom continued to execute its growth strategy while expanding operations in the US - the world’s largest drone market for defense and commercial applications. Mobilicom secured new and repeat purchase orders, fulfilled existing contracts, and was awarded a new R&D grant, recognizing its industry-leading innovation.

New and repeat orders

During the third quarter, Mobilicom secured numerous new and repeat purchase orders from its global customer base of drone and robotics manufacturers. These included an initial order of SkyHopper COMBO by the Israel Minister of Defense (IMOD) for its small drone fleet solution for intelligence, reconnaissance, and homeland security applications. The SkyHopper COMBO is recognized for its industry-leading line of sight (LOS) and beyond-visual-line-of sight (BVOS) capability, enabled by secured direct software defined radio (SDR) data link or one of two cellular operators. In addition, the SkyHopper COMBO can scale for simultaneous use of small drone fleets by multiple teams in multiple locations.

Repeat orders reflect customers progressing from initial design wins, testing and validation, through to deployment and sales of these new drones and robotic platforms. Given the cyclical nature of Mobilicom’s go-to-market strategy, the Company foresees a step-change in order volume and revenue as its customers’ manufacturing demand scales to support sales of these new platforms.

Commenting on the Company’s Q3 2022 performance, Mobilicom CEO Oren Elkayam said, “Mobilicom’s dual listing on the NASDAQ is game changing for our growth trajectory. It enables us to build our presence in the US, the world’s largest and most mature drone market, and EU at a time when sophisticated small drones and robotics are playing an important role in modern warfare. Our new US operations are already providing additional opportunities to engage and build credibility with prospective Tier-1 drone customers, reflected in our increased collaboration with US-based Censys Technologies and Space Florida. Importantly, US operations are an essential security requirement for many leading drone manufacturers, particularly those supplying the Department of Defense.

Our earlier design win customers are steadily progressing towards commercialization, which will deliver increased orders and revenue for Mobilicom as these new drones are deployed and sold at scale. As many of these initial design wins incorporate our hardware components, we see additional opportunities to provide these customers with our complementary cybersecurity and software solutions. While supply chain challenges have delayed the fulfilment of some orders during the quarter, we expect to deliver the remainder of our backlog during the last quarter of this calendar year and next year’s first quarter.

Mobilicom’s latest R&D Innovation grant is recognition of our cutting-edge technology solutions for small, unmanned drone and robotics systems. Our latest Space Florida R&D project will see us further enhance auto redundancy capability, using satellites to enable drone operation in remote areas with little or no network coverage. This capability will be highly sought after by both defense and commercial applications.”

Awarded new A$408,000 R&D grant

During the third quarter, Mobilicom was awarded a new A$408,000 research and development grant under the Space Florida innovation project for the development of a Multi-Link (MLU) communications system. The new solution will incorporate three concurrent transmitting transceivers (SDR, cellular, satellite) for auto redundancy capability when operating beyond visual-line-of-sight. The MLU will include the use of satellite connections for redundancy, enabling the operation of unmanned systems in areas with no or insufficient network coverage.

The new grant extends Mobilicom’s partnership with US drone company Censys Technologies and is part of an R&D project with a gross value of A$1.4 million.

New product

Mobilicom continues to improve and expand its end-to-end offering, launching SkyHopper Micro product designed to enable mass deployment of small drone fleets. This new product was designed in collaboration with small-drone Tier-1 manufacturers to cater for growing demand for high-use applications including commercial inspections, disaster relief and defense intelligence or loitering drones. SkyHopper Micro is equipped with ICE Cybersecurity software and delivers secure long range and Non-Line of Sight (N-LOS) communication for small commercial and industrial drones. It is in compliance with the National Defense Authorization Act (NDAA), a key requirement for US government agencies.

Listed on the NASDAQ

In August, Mobilicom commenced trading on NASDAQ under the ticker symbol MOB, following an oversubscribed A$19.2 million initial public offering (IPO). Under the IPO, Mobilicom issued 3.22 million units at US$4.13 per unit. Each unit consisting of one American Depositary Share (ADS), representing 275 shares of the Company, and one warrant to purchase one ADS.

Funds are being used to expand Mobilicom’s operations in the USA, increase sales and marketing activities, support research and development, accelerate the commercialization of its world-first cybersecurity and cloud software solutions, in addition to providing working capital.

Sales & marketing activities

Mobilicom continues to expand its sales and marketing activities, engaging with leading drone and robotics manufacturers, end customers, and potential partners at key industry conferences during the quarter. These included leading international trade show and conference, Commercial UAV Expo, focused on the integration and operation of UAS. Mobilicom also participated at DroneX in the UK, which showcased the industry’s latest products, innovations and technologies.

In September 2022, Mobilicom launched a new corporate website to better educate customers, partners and investors on its technology, product offering, applications, and addressable markets. The new website features enhanced functionality and navigation capability, improving access to comprehensive product information and ASX/NASDAQ announcements. The new website can be accessed at ir.mobilicom.com.

Financials

Mobilicom had a confirmed order backlog of A$790,000 at the end of September 2022.

Quarterly total cash receipts totaled A$1.1 million, up 20% over PCP. Higher advertising and marketing costs of A$401,000 reflect increased investment to secure new Tier-1 customers in the US and EU.

Mobilicom is well-funded for growth with a cash balance of A$22.2 million as of September 30, 2022, following its A$19.2 million initial public offering in the US, followed by A$3.4 million exercise of tradable warrants.

Related party payments noted in Section 6 of the accompanying Appendix 4C relate to payment of executive and non-executive Director fees and salaries.

Outlook

Mobilicom’s 40 design wins provide a strong foundation for long-term revenue growth. New drones and robotics incorporate the Company’s smart solution components and are maturing to deployment and commercialization. A number of these design wins are nearing commercialization, which is expected to deliver a significant step change in order volume for Mobilicom over the coming quarters. While supply chain headwinds remain a factor in meeting customer demand, the Company maintains its expectation of fulfilling order backlog during the final quarter of 2022 and first quarter of 2023.

Mobilicom’s end-to-end value proposition is unique within the fast-growing small drone and robotics market, enabling cross-selling of additional solutions to its existing customer base. The Company’s hardware and software solutions are field-proven and offer significant competitive advantages such as outstanding performance and security in harsh environmental conditions – critical for defense and industrial applications.

Authorized for release by the Board of Mobilicom Limited.

For more information on Mobilicom, please contact:

Tristan Everett
Media Relations
+61 403 789 096
tristan.everett@automicgroup.com.au

Aidan Brooksby
Investor Relations
+61 431 716 947
aidan.brooksby@automicgroup.com.au

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages including outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

Forward Looking Statements

This filing contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this filing are forward-looking statements. Forward-looking statements contained in this filing may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

Appendix 4C

Quarterly Cash Flow Report for Entities

Subject to Listing Rule 4.7B

Name of entity
Mobilicom Limited
ABN	Quarter ended (“current quarter”)
26 617 155 978	September 30, 2022

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities	868	2,154
1.1	Receipts from customers
1.2	Payments for		(768)
	(a) research and development	*(456)
	(b) product manufacturing and operating costs	(265)	(539)
	(c) advertising and marketing	*(444)	(823)
	(d) leased assets	(104)	(300)
	(e) staff costs	(950)	(2,680)
	(f) administration and corporate costs	(345)	(716)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	-	-
1.5	Interest and other costs of finance paid	(1)	(7)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	218	737
1.8	Other (provide details if material)	32	32
1.9	Net cash from / (used in) operating activities	(1,447)	(2,910)

*	The net cash for current quarter includes one-time payment related with retroactive wages compensation

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	(5)	(15)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(g) entities
	(h) businesses	-	-
	(i) property, plant and equipment	-	-
	(j) investments	-	-
	(k) intellectual property	-	-
	(l) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(5)	(15)

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
3.	Cash flows from financing activities	*21,531	21,531
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (NASDAQ listing related costs)	**(337)	**(602)
3.10	Net cash from / (used in) financing activities	21,194	20,929

*	Proceeds from issues of equity securities are net of underwriters’ discount, underwriters non-accountable expense allowance and US legal counsels’ fee.
**	NASDAQ listing related costs include non-recurring costs

4.	Net increase / (decrease) in cash and cash equivalents for the period	2,252	3,996
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,447)	(2,910)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(5)	(15)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	21,194	20,929
4.5	Effect of movement in exchange rates on cash held	222	216
4.6	Cash and cash equivalents at end of period	22,216	22,216

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	22,216	2,252
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	22,216	2,252

Current quarter $A'000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1	*448
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

*	The Aggregate amount of payments to related parties and their associates included in item 1 includes one-time payment related with retroactive wages compensation

The following amount are included in section 6.1 above:

-    Director fees paid to director related entities amounted to $448,000 during the quarter.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.	Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity.
7.1	Loan facilities
7.2	Credit standby arrangements
7.3	Other (please specify)
7.4	Total financing facilities

7.5	Unused financing facilities available at quarter end

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

		$A’000
8.	Estimated cash available for future operating activities
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,447)
8.2	Cash and cash equivalents at quarter end (item 4.6)	22,216
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	22,216
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	15.35

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

	8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: ...........31 October 2022........................................................................

The Board of Directors

Authorised by: ...................................................................................

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.